                                                                                                                              July 2, 2019

Ms. Christina Fettig

Mr. Jeff Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Wells Fargo Funds Trust, File Nos. 333-231845 and 811-09253 (the “Registrant”)

Dear Ms. Fettig and Mr. Foor:

On behalf of the Registrant, I am responding to your comments delivered via telephone and email on June 24, 2019, June 25, 2019 and July 1, 2019 to the registration statement initially filed May 31, 2019 on Form N-14, accession no. 0001081400-19-000339, later amended on June 20, 2019, accession no. 0001081400-19-000398, and most recently amended on June 28, 2019, accession no. 0001081400-19-000479 (the “Registration Statement”).  The Registration Statement relates to the acquisition of the assets (merger) of the Wells Fargo Asia Pacific Fund (the “Target Fund”) by the Wells Fargo Emerging Markets Equity Income Fund (the “Acquiring Fund”) and includes a Prospectus/Proxy Statement (the “Prospectus/Proxy Statement”).

Disclosure Comments:

Merger Summary

Comment 1:   In the section entitled “Investment Objective and Strategy Comparison”, you asked that we include disclosure which notes that the Target Fund’s principal investment strategy focuses on both developed and emerging markets while the Acquiring Fund’s principal investment strategy focuses on emerging markets.

Response 1:    The requested change has been made.

Comment 2:   In the section entitled “Investment Objective and Strategy Comparison”, you asked that we include disclosure if the Acquiring Fund is currently invested in any issuer domiciled in a country not included in the MSCI Emerging Markets Index.

Response 2:    The Acquiring Fund is not currently invested in issuers domiciled in a country not included in the MSCI Emerging Markets Index. As such, no disclosure was added to the Registration Statement.

Comment 3:   In the section entitled “Tax Information”, you asked that we include reference to the total assets of the Target Fund.

Response 3:    The requested change has been made.

Merger Information

Comment 4:   In the section entitled “Board Considerations – Comparative Performance”, you asked that we include additional information describing which historic periods of the Funds’ performance were considered by the Board in its deliberations.

Response 4:    The requested change has been made.

Accounting Comments:

General

Comment 1:   In connection with the proposed merger of the Target Fund into the Acquiring Fund, you requested that we include additional disclosure where appropriate noting that the contractual management fee rates are higher for the Acquiring Fund than for the Target Fund.

Response 1:    The requested change has been made.

Merger Summary

Comment 2:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we confirm that the Annual Fund Operating Expenses table reflects the current fees in accordance with Item 3 of Form N-14 for both the Acquiring Fund and the Target Fund.

Response 2:    As called for in Item 3 of Form N-14, we confirm that the fees contained in the Annual Fund Operating Expenses table reflect the current fees for both the Acquiring Fund and the Target Fund.

Comment 3:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we include additional footnotes to the “Annual Fund Operating Expenses” table describing the expense waivers currently in effect for both the Acquiring Fund and the Target Fund pre-merger.

Response 3:    The requested change has been made.

Comment 4:   In the section entitled “Shareholder Fee and Fund Expense Comparison”, you requested that we confirm that the contractual expense waiver for the Acquiring Fund pre-merger included in the “Annual Fund Operating Expenses” table is in effect for at least one year from the effective date of this Registration Statement.

Response 4:    We confirm that the Acquiring Fund’s pre-merger contractual expense waiver is in effect for at least one year.

Comment 5:  In the section entitled “Tax Information”, you asked that we include additional disclosure regarding the expected tax implications of the planned securities transaction for the Target Fund described in this section.

Response 5:    The requested change has been made.

Management of the Funds

Comment 6:   In the section entitled “Management and Sub-Advisory Fees”, you asked that we include the management and sub-advisory fee rates for the Target Fund alongside the fees already included for the Acquiring Fund.

Response 6:    The requested change has been made.

Statement of Additional Information

Comment 7:   In the section entitled “Incorporation of Documents by Reference in Statement of Additional Information”, you requested that we amend the disclosure in numbered paragraph 1 to note that the Statement of Additional Information for the Acquiring Fund is “as supplemented to date” (change reflected herein in bold).

Response 7:    The requested change has been made.

Comment 8:   In the section entitled “Narrative Description of the Pro Forma Effects of the Reorganization For Wells Fargo Asia Pacific Fund into Wells Fargo Emerging Market Equity Income Fund”, you requested that we include additional disclosure regarding the planned securities transactions described in the Prospectus/Proxy Statement.

Response 8:    The requested change has been made.

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The Registrant filed an amended Registration Statement including a definitive Prospectus/Proxy Statement on June 28, 2019. Such filing incorporated your comments, where applicable, as outlined in this letter, and made other non-material changes.  As outlined in the cover letter contained in the filing, we respectfully request effectiveness of the Registration Statement for July 2, 2019.

Please feel free to call me at (617) 377-7059 if you have any questions or comments in this matter.

Sincerely,

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC